UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MedTech Acquisition Corp**
(Name of Issuer)

Common Stock - Class A
(Title of Class of Securities)

58507N105
(CUSIP Number of Class of Securities)

David J. Snyderman
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The Issuer is now known as TriSalus Life Sciences, Inc.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507N105	SCHEDULE 13D	Page 2 of 9
1	NAMES OF REPORTING PERSONS
Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,154,509

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,154,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,154,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

(1)
This percentage calculation is based on a total of 26,316,795 Shares outstanding immediately following the consummation of the Business Combination, calculated based on the information reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023 (the “Prospectus”) and the Issuer’s current report on Form 8-K filed with the SEC on August 9, 2023, including 22,000,000 Shares issued to holders of TriSalus Common Stock (as defined in the Prospectus), 254,295 Shares held by the Issuer’s public stockholders following the consummation of the Business Combination, and 4,062,500 Shares held by the Sponsor (as defined in the Prospectus), plus 1,154,509 Shares obtainable within 60 days upon exercise of warrants held by the Reporting Persons, which amount has been added to Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 58507N105	SCHEDULE 13D	Page 3 of 9
1	NAMES OF REPORTING PERSONS
Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,154,509

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,154,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,154,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)
This percentage calculation is based on a total of 26,316,795 Shares outstanding immediately following the consummation of the Business Combination, calculated based on the information reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023 and the Issuer’s current report on Form 8-K filed with the SEC on August 9, 2023, including 22,000,000 Shares issued to holders of TriSalus Common Stock, 254,295 Shares held by the Issuer’s public stockholders following the consummation of the Business Combination, and 4,062,500 Shares held by the Sponsor, plus 1,154,509 Shares obtainable within 60 days upon exercise of warrants held by the Reporting Persons, which amount has been added to Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 58507N105	SCHEDULE 13D	Page 4 of 9
1	NAMES OF REPORTING PERSONS
Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,154,509

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,154,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,154,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)
This percentage calculation is based on a total of 26,316,795 Shares outstanding immediately following the consummation of the Business Combination, calculated based on the information reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023 and the Issuer’s current report on Form 8-K filed with the SEC on August 9, 2023, including 22,000,000 Shares issued to holders of TriSalus Common Stock, 254,295 Shares held by the Issuer’s public stockholders following the consummation of the Business Combination, and 4,062,500 Shares held by the Sponsor, plus 1,154,509 Shares obtainable within 60 days upon exercise of warrants held by the Reporting Persons, which amount has been added to Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 58507N105	SCHEDULE 13D	Page 5 of 9
1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,154,509

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,154,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,154,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

(1)
This percentage calculation is based on a total of 26,316,795 Shares outstanding immediately following the consummation of the Business Combination, calculated based on the information reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023 and the Issuer’s current report on Form 8-K filed with the SEC on August 9, 2023, including 22,000,000 Shares issued to holders of TriSalus Common Stock, 254,295 Shares held by the Issuer’s public stockholders following the consummation of the Business Combination, and 4,062,500 Shares held by the Sponsor, plus 1,154,509 Shares obtainable within 60 days upon exercise of warrants held by the Reporting Persons, which amount has been added to Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 58507N105	SCHEDULE 13D	Page 6 of 9
SCHEDULE 13D

Explanatory Note: This Amendment No. 4 (“Amendment No. 4”) amends and supplements the original Schedule 13D filed on December 22, 2022 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 9, 2023, Amendment No. 2 filed on June 15, 2023 and Amendment No. 3 filed on July 27, 2023 (collectively, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Shares”), of MedTech Acquisition Corp, a company incorporated in Delaware, now known as TriSalus Life Sciences, Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.	PURPOSE OF TRANSACTION

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D relates to the shares of Class A common stock (the “Shares”) of MedTech Acquisition Corp, a company incorporated in Delaware (the “Issuer”). In connection with the consummation of the Business Combination, the Issuer was renamed “TriSalus Life Sciences, Inc.” The address of the principal executive offices of the Issuer is 48 Maple Avenue, Greenwich, CT 06830.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 3 on July 27, 2023, the Reporting Persons sold 5,765 Shares between July 27, 2023 and August 10, 2023, which consisted of 3,214 Shares sold for the benefit of Constellation Master Fund, 3 Shares sold for the benefit of a separately managed account, 1 Share sold for the benefit of Healthcare Master Fund, 435 Shares sold for the benefit of Lake Credit Fund, 890 Shares sold for the benefit of Structured Credit Fund, 1,082 Shares sold for the benefit of Xing He Master Fund, 1 Share for the benefit of a separately managed account, and 139 Shares sold for the benefit of Purpose Fund – T.

Since the filing of Amendment No. 3 on July 27, 2023, the Reporting Persons also sold 54,993 warrants to purchase 54,993 Shares at $11.50 per Share (each, a “Warrant”) between July 27, 2023 and August 10, 2023, which consisted of 5,993 Warrants sold for the benefit of Constellation Fund II, 21,719 Warrants sold for the benefit of Constellation Master Fund, 3,795 Warrants sold for the benefit of Lake Credit Fund, 4,731 Warrants sold for the benefit of SC Fund, 7,865 Warrants sold for the benefit of Structured Credit Fund, 7,314 Warrants sold for the benefit of Xing He Master Fund, 2,365 Warrants sold for the benefit of Purpose Fund, and 1,211 Warrants sold for the benefit of Purpose Fund – T.

On August 8, 2023, the Issuer held a special meeting of its stockholders, at which the Business Combination was approved. The Issuer announced the completion of the Business Combination on August 10, 2023. In connection with the consummation of the Business Combination, the Issuer was renamed “TriSalus Life Sciences, Inc.”

Also in connection with the special meeting of the stockholders of the Issuer on August 8, 2023, the Reporting Persons elected to redeem, and the Issuer accepted for redemption, an aggregate of 589,375 Shares at a redemption price of approximately $10.58 per Share, including the redemption of:

(i) 329,528 Shares held for the benefit of Constellation Master Fund,
(ii) 44,003 Shares held for the benefit of Lake Credit Fund,
(iii) 91,223 Shares held for the benefit of Structured Credit Fund,
(iv) 110,862 Shares held for the benefit of Xing He Master Fund, and
(v) 14,029 Shares held for the benefit of Purpose Fund – T.

CUSIP No. 58507N105	SCHEDULE 13D	Page 7 of 9
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) As of August 10, 2023, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 1,154,509 Shares obtainable within 60 days upon exercise of Warrants, representing approximately 4.2% of the total number of Shares outstanding. This amount consists of:

(i) 51,895 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of a separately managed account,
(ii) 29,975 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Constellation Fund II,
(iii) 108,630 Share obtainable within 60 days upon exercise of Warrants held for the benefit of Constellation Master Fund,
(iv) 127,945 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of a separately managed account,
(v) 361,687 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Healthcare Master Fund,
(vi) 18,974 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Lake Credit Fund,
(vii) 23,648 Share obtainable within 60 days upon exercise of Warrants held for the benefit of SC Fund,
(viii) 39,325 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Structured Credit Fund,
(ix) 36,575 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Xing He Master Fund,
(x) 224,696 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of a separately managed account,
(xi) 11,824 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Purpose Fund,
(xii) 6,049 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of Purpose Fund – T,
(xiii) 41,810 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of 405 MSTV I LP – Healthcare, and
(xiv) 71,476 Shares obtainable within 60 days upon exercise of Warrants held for the benefit of New Holland Tactical Alpha Fund LP.

The foregoing beneficial ownership percentage is based on a total of 26,316,795 Shares outstanding immediately following the consummation of the Business Combination, calculated based on the information reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023 (the “Prospectus”) and the Issuer’s current report on Form 8-K filed with the SEC on August 9, 2023, including 22,000,000 Shares issued to holders of TriSalus Common Stock (as defined in the Prospectus), 254,295 Shares held by the Issuer’s public stockholders following the consummation of the Business Combination, and 4,062,500 Shares held by the Sponsor (as defined in the Prospectus), plus 1,154,509 Shares obtainable within 60 days upon exercise of Warrants held by the Reporting Persons, which amount has been added to Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

(c) The response to Item 4 of this Amendment No. 4 is incorporated herein by reference.  Except as set forth in Schedule B and the response to Item 4 of this Amendment No. 4, the Reporting Persons had no transactions in the Shares since the most recent filing of Schedule 13D (Amendment No. 3) on July 27, 2023.

(e) As of August 10, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

CUSIP No. 58507N105	SCHEDULE 13D	Page 8 of 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager

/s/ Hayley A. Stein
Hayley A. Stein
Title: Attorney-in-Fact for David J. Snyderman

CUSIP No. 58507N105	SCHEDULE 13D	Page 9 of 9
SCHEDULE B

Funds

Date	Security	Number of Shares or Warrants Sold	Price Per Share or Warrant ($) (1)(2)
7/27/2023	Shares	5,760	$10.6968 (3)
8/2/2023	Warrants	78	$0.16
8/9/2023	Shares	5	$10.11
8/10/2023	Warrants	54,915	$0.1891(4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of Shares and Warrants sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $10.6968 per Share, at prices ranging from $10.65 to $10.7908 per Share.

(4) Reflects a weighted average sale price of $0.1891 per Warrant, at prices ranging from $0.18 to $0.20 per Warrant.